                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB




                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934




                               YAVAPAI HILLS, INC.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its Charter)

           Delaware                                    51-0120836
--------------------------------------       -----------------------------------
(State or other jurisdiction                        (I.R.S. Employer
of incorporation or organization)                  Identification No.)

1800 Northern Boulevard, Suite 309, Roslyn, New York 11576
--------------------------------------------------------------------------------
(Address of principal executive offices)         (Zip Code)


Issuer's telephone number (516) 621-8580
                          --------------

Securities to be registered pursuant to Section 12 (b) of the Act:  None


Securities to be registered pursuant to Section 12 (g) of the Act:

                     Common Stock, par value $1.00 per share
                     ---------------------------------------
                                (Title of Class)

                                     PART I


ITEM 1.           DESCRIPTION OF BUSINESS.

                  The Company's principal business is the development and sale of building sites for single family houses ("building sites") at Yavapai Hills, its master planned community at Prescott, Arizona. Periodically over the years the Company built for sale single family homes and townhouses, but it has not done so in recent years.

                  Since its acquisition of the Yavapai Hills property in 1974 and through June 1, 2000 the Company has sold 891 building sites, 12 family homes, 21 town houses, and 14 acres of commercial property. Approximately 700 single-family homes have been built at the property and substantially all are occupied.

                  The Company still owns approximately 1,100 acres. These include 22 acres with 45 fully developed building sites, 44 acres with 30 partially completed building sites, 864 acres approved for approximately 1,635 single and multi-family units, an additional 70 acres zoned for 465 multi-family units or a mobile home park, and 102 acres zoned for commercial/retail

                  All building sites are served by city water and sewer, natural gas, electricity and telephone and cable TV.

                  During the past five fiscal years, the Company has sold building sites as follows:

                            FISCAL YEAR
                          ENDED AUGUST 31           NO. SITES SOLD
                          ---------------           --------------
                                1995                     58
                                1996                     61
                                1997                     24
                                1998                     18
                                1999                     13
                         six months ended
                               2/29/00                   16

The prices of building sites currently being offered range from $49,000 to $80,000. The Company believes that in recent years the purchasers of its building sites have constructed on them homes costing from $200,000 to $400,000. Some persons have acquired their sites for future building while others build promptly after acquiring the site.

                  Building sites are sold with a minimum down payment of 20% and are deeded to the buyers at the time of sale. Unless the full purchase is paid in cash at the time of sale, a buyer gives a five-year first mortgage for the unpaid balance, which is amortized on a 30 year basis but has a balloon payment at the end of the fifth year. Most buyers of building sites give purchase money mortgages.

                  The terms of sale for property other than building sites are separately negotiated.

                  The Company generally develops its acreage in tracts suitable for between 30 and 60 building sites and generally completes development of a tract before offering the home sites in the tract for sale. The development work includes providing paved roads, water, sewer, electrical, telephone and cable TV stubbed to the property line of the building site lot.

                  The Company competes with other subdivisions in the Prescott, Arizona area and, to a lesser extent, with subdivisions elsewhere which offer building sites for primary and secondary homes.

                  The Company employs 3 persons.


ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
                  OPERATION.

Year Ended August 31, 1999 Compared to Year Ended August 31, 1998

Results of Operations:

                  Revenues from the sale of home-sites decreased by $58,690, or 6.2%, to $892,890 in 1999 from $951,580 in 1998. The average price per site sold rose by $15,819, or 29.9%, to $68,684 from $52,865 in the prior year, reflecting higher unit development and capitalized costs associated with the parcel sections being sold. Thirteen home-sites were sold in 1999, five fewer than the eighteen sold one year ago, which the Company believes is due to greater sales resistance by potential customers to the higher selling prices.

                  Cost of sales for home-site sales increased by $25,501, or 6.6%, to $409,641 in fiscal 1999 from $384,140 in fiscal 1998. Average unit cost of sales increased sharply by $10,170, or 47.7%, to $31,511 from $21,341 one year ago, reflecting higher development and capitalized costs associated with the home-sites being sold. These costs include an allocation of the original purchase price, related land improvement costs and capitalized interest expense.

                  Gross profit from home-site sales declined by $84,191, or 14.8%, to $483,249 in 1999 from $567,440 in 1998. As a percentage of home-site sales, gross profit decreased by 5.5% to 54.1% in 1999 from 59.6% in 1998. Per unit gross profit dollars increased by $5,649, or 17.9%, to $37,173 in 1999 from $31,524 in 1998.

                  In 1998, the Company realized a $681,161 gain on the sale of a portion of the land held for investment. The cost of the 5.3 acres sold, purchased in the early 1970's, was $12,644. No such sale was made in 1999. The Company still owns approximately 102 acres of this land, which is near the land being developed for home-sites. There is no active marketing program to sell this land; sales are considered for attractive offers.

                  Interest income on mortgages decreased by $37,890, or 27.5%, to $100,109 in fiscal 1999 from $137,999 in fiscal 1998, due to a decrease of approximately $227,000 in the average outstanding balance of mortgages receivable and a 1.33% decline in the average effective rate of interest earned thereon from 9.76% to 8.43%, the latter decrease reflecting a decline in medium-term interest rates generally during such period. At times, the Company has offered below-market interest rates (typically 1% below market) to buyers as an inducement to consummate home-site sales. In all applicable instances, in accordance with generally accepted accounting principles for financial reporting purposes, the contractual sales price is reduced by the difference between the present value of the receivable at the market rate and the contract interest rate. Under this method interest is recorded at the market rate by application of the interest (constant rate) method.

                  Interest income on temporary investments declined by $25,925, or 39.6%, to $39,532 in fiscal 1999 from $65,457 in fiscal 1998, due to a decrease in average temporary investments coupled with a decline in the average interest rate earned thereon. The Company's excess funds are invested in U.S. Treasury Bills and money market accounts. Dividend and other income declined by $4,718 to $14,405 in fiscal 1999 from $19,123 in 1998, reflecting various decreases in miscellaneous revenue items.

                  Advertising and selling expenses decreased by $19,470, or 12.0%, to $143,267 in fiscal 1999 from $162,737 in fiscal 1998. As a percentage of home-site sales, these expenses decreased slightly by 1.1% to 16.0% compared to 17.1% one year ago. Approximately one-half of the decrease in dollar terms was attributable to commission expenses, paid at rates ranging from 8.0% to 9.0%, which declined by $9,752 to $77,399 in 1999 from $87,151 in 1998.

                  Officers' salaries decreased by $40,000, or 6.7%, to $560,000 in 1999 from $600,000, reflecting a decrease in bonus of $20,000 for each officer. Employment agreements provide for base salaries of $200,000 for each officer.

                  General and administrative expenses decreased by $33,145, or 5.4%, to $575,399 in 1999 from $608,544 in 1998. As a percentage of home-site sales, these expenses were virtually unchanged at approximately 64%. Management fees paid to Rainbow Canyon Realty & Development, Inc., a company controlled by the son of one of the Company's officer/principal stockholders, increased by $10,000 to $62,000 in 1999, pursuant to the related agreement. Variations in other items in this expense category were either individually immaterial or not indicative of significant trends.

                  Interest charged to expense was $75 in 1999 and $2,415 in 1998, representing miscellaneous interest charges not incurred on the Company's interest-bearing debt. All of such other interest charges, aggregating $81,798 in 1999 and $37,641 in 1998 were capitalized as part of land inventory. On November 30, 1999, the Company replaced its existing credit line with a new development loan agreement for a $1,000,000 line of credit with a new lender.

                  The Company provides an allowance for foreclosure losses. Such losses equal the excess of the unpaid mortgage balance and unpaid but accrued interest over the cost of the lot, which cost is returned to inventory. The allowance is provided at two percent of the aggregate contractual mortgage balances outstanding; the Company's historical loss experience has shown this percentage to be adequate. The provision for such losses was reduced by $3,302 and $4,719 in 1999 and 1998, respectively.

                  As a result of all of the foregoing, but primarily due to the non-recurrence of the gain on the sale of a portion of the land held for investment, the Company incurred a pre-tax loss of $638,144 in 1999 compared to a pre-tax gain of $102,203 in 1998.

                  The Company carried back a portion of the 1999 net loss to 1998, resulting in refundable federal and state income taxes of $14,600 in 1999 compared to a combined current income tax provision of $20,100 in 1998, reflecting an effective current combined rate of approximately 20% one year ago. Deferred taxes of $2,800 in 1999 and $1,000 in 1998 were provided for the appreciation in the Company's trading portfolio of equity securities. The Company can carry the $548,400 balance of the net operating loss forward to 2019 to offset against future taxable income. Such carry forward results in a $186,400 deferred tax asset against which the Company has provided a 100% deferred tax valuation allowance.

                  Net loss was accordingly $(626,344) in 1999 compared to net income of $81,103 in 1998. Basic and diluted earnings (loss) per share was $(0.91) in 1999 and $0.12 in 1998. The Company has no common stock equivalents.

Liquidity and Capital Resources:

                  At August 31, 1999 the Company's cash and equivalents, mortgages, accrued interest and other receivables, and equity securities totaled $2,240,000, almost two times the total of liabilities of $1,135,000. The Company's cash and cash equivalents totaled $1,063,000.

Historically the Company's cash requirements not provided internally have been funded by bank borrowings. Apart from borrowings and related repayments, the Company's principal source and needs for cash are home-sites sales and related mortgage collections and developmental expenses including capitalized interest for land improvements and related costs. In 1999, the Company's operating, investing and financing activities all required cash, totaling approximately $458,000. Notable elements were $172,000 and $272,000 for operating and financing activities, respectively. In 1998, operating activities used $2,285,000, of which $1,829,000 was for land development expenditures, while sale proceeds of land held for investment and note payable proceeds, net of repayments, provided investing and financing inflows of $694,000 and $1,198,000, respectively.

                  On November 30, 1999 the Company entered into a new loan agreement, providing for a $1,000,000 credit line, payable in installments of $40,000 for each lot sold for cash with the remaining outstanding principal due on June 1, 2002. Interest on the unpaid balance is payable monthly at prime plus 1%. Approximately $632,000 was drawn against the new credit line on December 7, 1999 to pay off the balance of the existing line.

Inflation:

                  Inflation has not had a material impact on the Company's recent operations. However, a significant and sustained increase in interest rates would likely have a negative effect, as the Company's borrowing and capitalized costs would increase, resulting in higher selling prices and higher borrowing costs for buyers.

Six Months Ended February 29, 2000 Compared to Six Months Ended February 28,
1999

Results of Operations:

                  Revenues from the sale of home-sites increased by $586,622, or 135.5%, to $1,019,606 in 2000 from $432,984 in 1999. The average price per site sold declined by $8,439, or 11.7%, to $63,725 from $72,164 in the prior year, reflecting lower unit development and capitalized costs associated with the parcel sections being sold. Sixteen home-sites were sold in 2000, ten more than the six sold in the prior period, which the Company believes is due both to the lower selling prices and a general improvement in the industry in the Company's market.

                  Cost of sales for home-site sales increased by $288,390, or 128.1%, to $513,551 in 2000 from $225,161 in 1999. Average unit cost of sales decreased by $5,430, or 14.5%, to $32,097 from $37,527 one year ago, reflecting lower development and capitalized costs associated with the home-sites being sold. These costs include an allocation of the original purchase price, related land improvement costs and capitalized interest expense.

                  Gross profit from home-site sales increased by $298,232, or 143.5%, to $506,055 in 2000 from $207,823 in 1999. As a percentage of home-site sales, gross profit increased by 1.6% to 49.6% in 2000 from 48.0% in 1999. Per unit gross profit dollars decreased by $3,009, or 8.7%, to $31,628 in 2000 from $34,637 in 1999.

                  Interest income on mortgages decreased by $3,976, or 7.5%, to $48,841 in 2000 from $52,817 in 1999, due to a decrease of approximately $90,000 in the average outstanding balance of mortgages receivable. The average effective rate of interest earned thereon in both periods was virtually unchanged at approximately 8.76%. At times, the Company has offered below-market interest rates (typically 1% below market) to buyers as an inducement to consummate home-site sales. In all applicable instances, in accordance with generally accepted accounting principles for financial reporting purposes, the contractual sales price is reduced by the difference between the present value of the receivable at the market rate and the contract interest rate. Under this method interest is recorded at the market rate by application of the interest (constant rate) method.

                  Interest income on temporary investments declined by $8,697, or 40.1%, to $12,987 in 2000 from $21,684 in 1999, due to a decrease in average temporary investments coupled with a decline in the average interest rate earned thereon. The Company's excess funds are invested in U.S. Treasury Bills and money market accounts. Dividend and other income declined by $12,206 to $1,082 in 2000 from $13,288 in 1999, due principally to the sale of substantially all of the Company's trading portfolio of equity securities. As a consequence of such sale, gains previously recognized for appreciation therein did not recur.

                  Advertising and selling expenses increased by $66,275, or 108.9%, to $127,117 in 2000 from $60,842 in 1999. As a percentage of home-site sales, these expenses decreased slightly by 1.6% to 12.5% in 2000 from 14.1% in 1999. Substantially all of the dollar increase is attributable to sales commissions which increased by $61,730, or 208.9%, to $91,282 in 2000 from $29,552 in 1999.

                  Officers' salaries were constant at $100,000 for each officer, pursuant to their employment agreements.

                  General and administrative expenses fell slightly in dollar terms by $4,323, or just 1.5%, to $292,095 in 2000 from $296,418 in 1999.
However as a percentage of home-site sales, these expenses decreased considerably by 39.9% to 28.6% in 2000 from 68.5% in 1999. Management fees paid to Rainbow Canyon Realty & Development, Inc., a company controlled by the son of one of the Company's officer/principal stockholders, were constant at $31,000 pursuant to the related agreement. Variations in other items in this expense category were individually immaterial.

                  Interest charged to expense was $606 in 2000 and $75 in 1999, representing miscellaneous interest charges not incurred on the Company's interest-bearing debt. All of such other interest charges, aggregating $32,397 in 2000 and $43,139 in 1999 were capitalized as part of land inventory.

                  The Company provides an allowance for foreclosure losses, which equal the excess of the unpaid mortgage balance and unpaid but accrued interest over the cost of the lot, which cost is returned to inventory. One foreclosure occurred in 2000, resulting in a loss of $16,566 being charged against the allowance. The allowance is provided at two percent of the aggregate contractual mortgage balances outstanding; the Company's historical loss experience has shown this percentage to be adequate. The provision for such losses was increased by $18,003 in 2000, due principally to the write-off. In 1999 the provision was reduced by $1,409.

                  As a result of the above, but mostly due to the increase in gross profit on home-site sales, pre-tax loss fell by $191,458, or 73.5%, to $68,856 in 2000 from $260,314 in 1999.

                  The Company recognized no current income tax benefit from the loss in 2000 as it had previously carried back losses to the fullest extent possible. A deferred tax benefit of $13,700 was recorded in 2000 attributable to the sale of substantially all of the Company's trading portfolio of equity securities. In 1999, a current $14,600 benefit from net operating loss carryback was recognized, while appreciation in the Company's trading portfolio of equity securities resulted in a deferred tax expense of $3,400. The Company has available approximately $600,000 of net operating losses which may be carried forward through 2020 to offset against future taxable income. Such carryforward results in a deferred tax asset of approximately $204,000, against which the Company has provided a 100% deferred tax valuation allowance.

                  Net loss was accordingly $55,156 in 2000 and $249,114 in 1999. Basic and diluted loss per share was $0.08 in 2000 and $0.36 in 1999. The Company has no common stock equivalents.

Liquidity and Capital Resources:

                  At February 29, 2000 the Company's cash and equivalents, mortgages, accrued interest and other receivables, and equity securities totaled $2,084,000, approximately three and one-half times the total of liabilities of $582,000. The Company's cash and cash equivalents totaled $894,000.

                  Historically the Company's cash requirements not provided internally have been funded by bank borrowings. Apart from borrowings and related repayments, the Company's principal source and needs for cash are home-sites sales and related mortgage collections and developmental expenses including capitalized interest for land improvements and related costs. For the six months ended February 29, 2000, the Company's operating activities provided $331,000, investing activities required $2,000 and financing activities required $498,000 for a net aggregate use of $169,000. The principal operating inflow was $340,000 from the sale of home-sites, net of a $72,000 increase in mortgages and accrued interest receivable. The financing outflow was entirely attributable to new bank borrowings, net of repayments. For the six months ended February 28, 1999, operating activities used $220,000, essentially to fund the net loss, investing activities used $5,000 and financing activities used $304,000, all for debt repayments.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 (the "Act") provides a safe harbor for forward-looking statements made by or on behalf of the Company. The Company and its representatives may from time to time make written or oral statements that are "forward-looking", including statements contained in this report and other filings with the Securities and Exchange Commission, any reports to the Company's shareholders and news releases. All statements that express expectations, estimates, forecasts and projections are forward-looking statements within the meaning of the Act. In addition, other written or oral statements which constitute forward-looking statements may be made by or on behalf of the Company. Words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", "projects", "forecasts", "may", "should", variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in or suggested by such forward-looking statements. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

A wide range of factors could materially affect future developments and performance of the Company, including the following: (i) the level of demand for building lots in Prescott, Arizona; (ii) possible future litigation and governmental proceedings; (iii) the availability of financing and financial resources in the amounts, at the times and on the terms required to support the Company's future business; and (iv) economic, business conditions and changes including general economic and business conditions that are less favorable than expected. This list of factors that may effect future performance and the accuracy of forward-looking statements is illustrative, but by no means exhaustive. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

ITEM 3.           DESCRIPTION OF PROPERTY.

                  The information contained in Item 1 of this report with respect to properties owned by the Company is hereby incorporated herein by reference.

                  The Company leases an office in Roslyn, New York.



ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                  MANAGEMENT.

                  Set forth in the table below is information concerning the ownership as of June 30, 2000 of the Common Stock of the Company by persons who, to the knowledge of the Board of Directors, own more than 5% of the outstanding shares of Common Stock of the Company. The table also shows information concerning beneficial ownership by all other directors, by each of the executive officers of the Company and by all directors and executive officers as a group. Unless otherwise indicated, the beneficial owners have sole voting and investment power with respect to the shares beneficially owned.


                                            Amount
Name and Address                            Beneficially           Percentage
of Beneficial Owner                         Owned                  of Class
-------------------                         -------------          ----------
Michael J. Klein                             98,000(1)                 14.3%
1800 Northern Boulevard
Suite 309
Roslyn, New York  11576

Aaron W. Weingarten                         141,000(2)                 20.5%
1800 Northern Boulevard
Suite 309
Roslyn, New York  11576

Jeffrey M. Weingarten                        75,550(3)(4)              11.0%
83-85 Bright Street
Jersey City, New Jersey 07302

Scott L. Weingarten                          74,900(4)                 10.9%
83-85 Bright Street
Jersey City, New Jersey 07302




                                       12

Other Directors and
Executive Officers
------------------

Christopher Klein                             26,000                    3.8%
Jonathan Klein                                26,000                    3.8%

Directors and Executive                    391,450(1)-(4)              57.0%
  Officers as a Group
  (consisting of 6
    individuals)


----------------------------

(1) Includes 20,500 shares owned by Mr. Michael Klein's wife as to which he disclaims beneficial ownership.

(2) Includes 72,000 shares owned by Mr. Aaron Weingarten's wife as to which he disclaims beneficial ownership.

(3) Includes 5,000 shares owned by Mr. Jeffrey Weingarten's wife as to which he disclaims beneficial ownership.

(4) Includes 50,000 shares as to which each of Mr. Jeffrey Weingarten and Mr. Scott Weingarten disclaims beneficial ownership held by two trusts of which each is one of two trustees.

ITEM 5.           DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND
                  CONTROL PERSONS.

                  The following table sets forth certain information furnished to the Company regarding the persons who are directors of the Company:

                                                                              YEAR FIRST
                                 PRINCIPAL OCCUPATION                          ELECTED
    NAME OF DIRECTOR             FOR PAST FIVE YEARS                           DIRECTOR          AGE
    ----------------             -------------------                           --------          ---
Christopher Klein             Counsel, Biotechnology                            1996              36

                                       13

                              Patents of Bristol-Myers Squibb since
                              December 1999; Attorney in private practice from prior to 1995 to November 1999.

Jonathan Klein                Secretary-Treasurer of Allstate                   1996              31
                              Manufactured Homes (sales of manufactured
                              homes) since March, 1998; Vice President
                              of Baseball Trade News; Inc. (sales of
                              sports memorabilia) from prior to 1995 to
                              February, 1998

Michael J. Klein              President of the Company since prior to           1973              68
                              1995.

Aaron W. Weingarten           Chairman of the Board and Chief  Executive        1973              66
                              Officer of the Company since prior to 1995.

Jeffrey M. Weingarten         President of Jasco Management Corp. (a            1996              40
                              property management company) since prior
                              to 1995.

Scott L. Weingarten           Vice President of Jasco Management Corp.          1996              37
                              (a property management company) since
                              prior to 1995.


-----------------------

                  Each of the above individuals was elected a director at the last Annual Meeting of Stockholders to hold office until the next Annual Meeting and until his successor is elected and qualified and each has served continuously since the year he was first elected.

                  Aaron W. Weingarten is the father of Jeffrey M. Weingarten and Scott L. Weingarten. Michael J. Klein is the father of Christopher Klein and Jonathan Klein.

EXECUTIVE OFFICERS OF REGISTRANT

Set forth below is certain information concerning persons who are executive officers of Registrant.

       Name                                         Office Held
    ----------                               ------------------------
Aaron W. Weingarten                        Chairman of the Board, CEO,
                                           Vice President and Secretary

Michael J. Klein                           President and Treasurer

Each executive officer holds office until the first meeting of directors following the annual meeting of stockholders, and until his or her successor is duly chosen and qualified.



ITEM 6.           EXECUTIVE COMPENSATION.

                  The Summary Compensation Table below sets forth compensation information for each of the Company's last three fiscal years for each officer of the Company.

                                SUMMARY COMPENSATION TABLE (1)


   Name and Principal Position            Year          Salary           Bonus
  -----------------------------           ----          ------           -----
Aaron W. Weingarten (Chairman, CEO,       1999         $200,000        $ 80,000
Vice President and Secretary)             1998          200,000         100,000
                                          1997          200,000          75,000

Michael J. Klein (President and           1999         $200,000          80,000
Treasurer)                                1998          200,000         100,000
                                          1997          200,000          75,000

------------------

(1) The above table does not include any amounts for personal benefits because, in any individual case, such amounts do not exceed the lesser of $50,000 or 10% of such individual's cash compensation.

DIRECTORS COMPENSATION

                  Each director is paid an annual director's fee of $1500.

EMPLOYMENT CONTRACT

                  The Company has employment agreements with Aaron W. Weingarten and Michael J. Klein. The employment term of the agreements ends June 1, 2001.

                  Each employment agreement provides for an annual salary of not less than $200,000.

                  Each of the employment agreements provides for payments in the event of the death of the employee aggregating $2,200,000 payable over fifteen years at the rate of $200,000 for the first seven years and $100,000 for the next eight years.


ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

                  The Company pays an annual management fee of $62,000 to Rainbow Canyon Realty & Development Inc., a company controlled by Michael Klein Jr., the son of Michael J. Klein, President of the Company. The agreement expires June 30, 2001 and is automatically renewable for annual periods thereafter unless sixty days' prior written notice of non-renewal is given by either party. See Note 9(C) to the Consolidated Financial Statements.


ITEM 8.           DESCRIPTION OF SECURITIES.

                  The authorized capital stock of the Company consists of 850,000 shares of Common Stock, par value $1.00 per share. The following description of the Common Stock is qualified in all respects by reference to the Certificate of Incorporation, as amended, and By-Laws of the Company, which are filed as exhibits hereto.

                  The holders of Common Stock elect all directors and are entitled to one vote per share. All shares of Common Stock will participate equally in dividends, when and as declared by the Board of Directors and in net assets on liquidation, and will be duly authorized, validly issued, fully paid and non-assessable upon issuance. The shares of Common Stock will have no preference, conversion, exchange, preemptive or cumulative voting rights.

                  There are no stock purchase warrants or options outstanding.


                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

                  There is a limited, sporadic market for the shares of Common Stock of the Company. Since September 1, 1997, the high and low bids, as provided by the National Quotation Bureau, LLC, have ranged from $10.50 per share to $2.50 per share. Stock quotations reflect inter-dealer prices without retail mark up, mark down or commission and may not represent actual transactions. There have been no dividends paid on the Common Stock of the Company in the last two years. The approximate member of record holders of the Company's Common Stock at June 30, 2000 was 122.


ITEM 2.           LEGAL PROCEEDINGS.

                  Not Applicable


ITEM 3.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

                  Not Applicable


ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES.

                  Not Applicable


ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS.

                  The Certificate of Incorporation, as amended of the Company contains a provision which eliminates the personal liability of directors to the Company and its stockholders for monetary damages for unintentional breach of a director's fiduciary duty to the Company. This provision does not permit any limitation on, or elimination of the liability of a director for disloyalty to the Company or its stockholders, for failing to act in good faith, for engaging in intentional misconduct or a knowing violation of law, for obtaining an improper personal benefit or for paying a dividend or approving a stock repurchase that was illegal under the Delaware General Corporation Law.

                  The Certificate of Incorporation, as amended, of the Company requires the Company to indemnify directors and officers against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation - a "derivative action") if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with defense or settlement of such an action. Moreover, the Delaware General Corporation Law requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the Company.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                 Page
                                                                 ----
Annual Financial Statements:

Independent Auditor's Report                                      F-1
Consolidated Balance Sheet as of August 31, 1999                  F-2
Consolidated Statements of Operations and Retained
 Earnings for the Years Ended August 31, 1999 and 1998            F-3
Consolidated Statements of Cash Flows for the Years
 Ended August 31, 1999 and 1998                                   F-4
Notes to Consolidated Financial Statements                        F-5

Interim Financial Statements (Unaudited):

Consolidated Balance Sheet as of February 29, 2000               F-11
Consolidated Statements of Operations for the Six-Month
 Periods Ended February 29, 2000 and February 28, 1999           F-12
Consolidated Statements of Cash Flows for the Six-Month
Periods Ended February 29, 2000 and February 28, 1999            F-13
Notes to Consolidated Financial Statements                       F-14

                            INDEPENDENT AUDITOR'S REPORT




To The Board of Directors
Yavapai Hills, Inc.
Roslyn, New York


I have audited the accompanying consolidated balance sheet of Yavapai Hills, Inc., and Subsidiaries as of August 31, 1999 and the related consolidated statements of operations and retained earnings, and cash flows for each of the years in the two-year period then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Yavapai Hills, Inc. and Subsidiaries as of August 31, 1999 and the results of their operations and their cash flows for each of the years in the two-year period then ended, in conformity with generally accepted accounting principles.




/S/ MARVIN JARET
Certified Public Accountant
Delray Beach, Florida
October 25, 1999, except as to the last paragraph
of Note 6 for which the date is December 8, 1999)

                        YAVAPAI HILLS, INC. AND SUBSIDIARIES
                             CONSOLIDATED BALANCE SHEET
                                  AUGUST 31, 1999

                              ASSETS
                              ------
Cash and cash equivalents (Note 1)                     $1,063,160
Mortgages receivable, net (Notes 1 & 2)                 1,079,998
Accrued interest and other receivables                     15,632
Investments in equity securities (Notes 1 & 3)             42,903
Income tax refunds receivable                              38,264
Land and home inventory (Notes 1 & 4)                   3,204,288
Land held for investment (Note 1)                         971,514
Property and equipment, net (Notes 1 & 5)                 128,921
Refundable utility deposits and other assets              291,220
                                                       ----------

TOTAL ASSETS                                           $6,835,900
                                                       ==========

                    LIABILITIES AND SHAREHOLDERS' EQUITY
                    ------------------------------------

LIABILITIES:
  Notes payable (Note 6)                               $  939,178
  Accounts payable and accrued expenses                   173,509
  Deferred income taxes (Notes 1 & 8)                      13,750
  Escrow deposits payable                                   8,966
                                                       ----------

TOTAL LIABILITIES                                       1,135,403
                                                       ----------

COMMITMENTS AND CONTINGENCIES (Notes 8, 9 & 10)              -

SHAREHOLDERS' EQUITY:
  Common stock, $1 par value; 850,000 shares
    authorized, 734,128 shares issued                     734,128
  Additional paid-in capital                            5,267,079
  Accumulated deficit                                    (158,480)
  Treasury stock, at cost: 47,410 shares                 (142,230)
                                                       ----------

TOTAL SHAREHOLDERS' EQUITY                              5,700,497
                                                       ----------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY             $6,835,900
                                                       ==========


                  See Notes to Consolidated Financial Statements.
                                        F-2

                        YAVAPAI HILLS, INC. AND SUBSIDIARIES
            CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
                    FOR THE YEARS ENDED AUGUST 31, 1999 AND 1998

                                                   1999              1998
                                                   ----              ----
REVENUES:
 Sales of home-sites (Note 1)                   $ 892,890         $ 951,580
 Gain on sale of land held for investment            -              681,161
 Interest income, mortgages (Note 1)              100,109           137,999
 Interest income, temporary investments            39,532            65,457
 Dividend and other income                         14,405            19,123
                                                ---------         ---------

TOTAL REVENUES                                  1,046,936         1,855,320
                                                ---------         ---------

COSTS AND EXPENSES:
 Cost of sales, home-sites (Note 1)               409,641           384,140
 Advertising and selling expenses                 143,267           162,737
 Officers' salaries (Note 9B)                     560,000           600,000
 General and administrative expenses              575,399           608,544
 Interest expense, net of capitalized
   interest of $81,798 in 1999 and
   $37,641 in 1998 (Notes 1 & 6)                       75             2,415
  Reduction in allowance for foreclosure
  losses on mortgage defaults (Note 1)             (3,302)           (4,719)
                                                ---------         ---------

TOTAL COSTS AND EXPENSES                        1,685,080         1,753,117
                                                ---------         ---------

INCOME (LOSS) BEFORE INCOME TAXES                (638,144)          102,203
                                                ---------         ---------

 INCOME TAX PROVISION (BENEFIT)(Notes 1 & 8):
 Current                                          (14,600)           20,100
 Deferred                                           2,800             1,000
                                                ---------         ---------

TOTAL INCOME TAX PROVISION (BENEFIT)              (11,800)           21,100
                                                ---------         ---------

 NET INCOME (LOSS)                               (626,344)           81,103

 RETAINED EARNINGS - BEGINNING OF YEAR            467,864           386,761
                                                ---------         ---------

RETAINED EARNINGS (ACCUMULATED DEFICIT) -
  END OF YEAR                                   $(158,480)        $ 467,864
                                                =========         =========

EARNINGS (LOSS) PER SHARE (Note 1)              $    (.91)        $     .12
                                                =========         =========

Number of weighted average common
 shares outstanding during the year               686,718           686,718
                                                =========         =========


                  See Notes to Consolidated Financial Statements.
                                        F-3

                        YAVAPAI HILLS, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                    FOR THE YEARS ENDED AUGUST 31, 1999 AND 1998


                                                   1999              1998
                                                   ----              ----
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income (loss)                              $(626,344)        $  81,103
                                                ---------         ---------
Adjustments to reconcile net income (loss)
 to net cash used by operating activities:
  Gain on sale of land held for investment           -             (681,161)
  Depreciation                                      7,392             7,344
  Deferred income taxes                             2,800             1,000
  Decrease in mortgages receivable                155,802           212,406
  Decrease in accrued receivables                  74,006            17,780
  Increase in equity securities                    (7,291)           (2,826)
  Decrease in income tax refunds receivable        42,039            23,177
  Decrease (increase) in land inventory           170,835        (1,829,411)
  Decrease (increase) in other assets             253,928          (280,710)
  Increase (decrease) in accounts payable
   and accrued expenses                          (240,379)          161,639
  Increase (decrease) in income taxes payable      (4,809)            4,636
                                                ---------         ---------

TOTAL ADJUSTMENTS                                 454,323        (2,366,126)
                                                ---------         ---------

NET CASH USED BY OPERATING ACTIVITIES            (172,021)       (2,285,023)
                                                ---------         ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
Sale proceeds, land held for investment               -             693,805
Increase in property and equipment                 (1,942)             -
Decrease in land held for investment              (12,122)             -
                                                ---------         ---------

NET CASH PROVIDED (USED) BY INVESTING
 ACTIVITIES                                       (14,064)          693,805
                                                ---------         ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds of notes payable                             -           1,200,000
Repayments of notes payable                      (271,712)           (2,178)
                                                ---------         ---------

NET CASH PROVIDED (USED) BY FINANCING
 ACTIVITIES                                      (271,712)        1,197,822
                                                ---------         ---------

NET DECREASE IN CASH AND CASH EQUIVALENTS        (457,797)         (393,396)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR    1,520,957         1,914,353
                                                ---------         ---------

CASH AND CASH EQUIVALENTS, END OF YEAR         $1,063,160        $1,520,957
                                               ==========        ==========

ADDITIONAL CASH FLOW INFORMATION (Note 11):
Non-Cash Investing and Financing Activities
 Cost of land transferred to inventory         $       -         $   75,862
                                               ==========        ==========
 Cost of land held for investment sold         $    -            $   12,644
                                               ==========        ==========


                  See Notes to Consolidated Financial Statements.
                                        F-4

                        YAVAPAI HILLS, INC. AND SUBSIDIARIES
                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             AUGUST 31, 1999 AND 1998


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A)    Organization and Basis of Presentation:

Yavapai Hills, Inc. was incorporated in Delaware in 1973. The Company develops and sells building sites for single family homes in Prescott, Arizona. The consolidated financial statements include the accounts of the Company and its four subsidiaries, all of which are wholly-owned. All significant intercompany balances and transactions have been eliminated.

(B)    Cash Equivalents:

Cash equivalents, consisting of United States Treasury Bills and money market funds, are stated at cost (amortized cost for Treasury Bills) which approximates market value.

(C)    Home-Site Sales:

The Company sells home-sites and requires a minimum 20% downpayment. Home-sites are deeded to customers and the Company receives a first mortgage for the unpaid balance, which is to be paid over five years, amortized over 30 years with a balloon payment at the end of the fifth year.

Home-site sales contracts are recorded as sales at the time of closing.
Payments received prior to closing are recorded as deposits. The Company recognizes income on the full accrual basis. On such basis, the full sales price of a home-site is included in revenues at the time the sale is recorded. Related costs, consisting of land and improvement costs, are charged against income at that time. For sales which are seller financed at below-market mortgage interest rates, the sales price is reduced for the difference between the present value of the mortgage at the contract mortgage interest rate and the market interest rate for similar instruments. Interest on these mortgage notes, calculated using the interest (constant-rate) method, is reflected in income on the accrual basis as earned.

It is the general policy to foreclose a home-site mortgage when no payment has been received on the mortgages for approximately four months. Under extenuating circumstances, the Company may extend this delinquency period. For all periods through August 31, 1999, foreclosures and delinquencies have been insignificant.

The Company provides an allowance for foreclosure losses. Such losses equal the excess of the unpaid mortgage balance and unpaid but accrued interest over the cost of the lot, which cost is returned to inventory. Interest ceases to accrue when foreclosure proceedings are initiated. The allowance is provided at two percent of the aggregate contractual mortgage balances outstanding; the Company's historical loss experience has shown this percentage to be adequate.

(D)    Equity Securities:

The Company's equity securities, all classified as trading, are carried at their fair value based upon quoted market prices at year-end. Accordingly, unrealized gains and losses are included in results of operations. Such gains were $7,291 in 1999 and $2,826 in 1998.

(E)    Land Inventory:

The Company capitalizes direct costs attributable to land acquisition and development. Interest, real estate taxes, and certain other indirect costs are capitalized when property is undergoing improvement for intended sale and in the case of interest, when interest cost is being incurred. Interest of $81,798 and $37,641, incurred on the Company's notes payable, was capitalized in 1999 and 1998, respectively. (See Note 6). Land costs are allocated to individual home-sites based upon the estimated relative sales value of home-sites within each development subdivision.

(F)    Land Held for Investment:

Land held for investment is stated at cost and represents undeveloped land which the Company is holding for investment purposes and does not intend to sell as retail land.

(G)    Property and Equipment:

Property and equipment is recorded at cost. Depreciation is computed using principally the straight-line method over the assets estimated useful lives. Maintenance and repair costs are charged to expense as incurred. Upon sale or other disposition of the assets, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statement of operations.

(H)    Income Taxes:

Income taxes are recognized during the year in which transactions enter into the determination of financial statement income, with deferred taxes provided for temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by income tax laws.

(I)    Earnings (Loss) Per Share:

Earnings (loss) per share are calculated by dividing net income or loss by the weighted average number of common shares outstanding. The Company has no other classes of capital stock and no stock purchase warrants or options issued or outstanding.

(J)    Other Comprehensive Income (Loss):

The Company has no items of other comprehensive income (loss).

NOTE 2 - MORTGAGES RECEIVABLE

This account consists of the following at August 31, 1999:

  Gross mortgages receivable                                   $1,102,545
  Less: Allowance for foreclosure losses on
        mortgage defaults                                          22,547
                                                               ----------
       Net mortgages receivable                                $1,079,998
                                                               ==========

Mortgages receivable from home-site sales are evidenced by mortgage notes with stated annual interest rates ranging from 5% to 10% and are discounted to yield market rates for accounting and profit recognition purposes. At August 31, 1999, substantially all mortgages receivable are being repaid in accordance with note terms.

Estimated collections of principal on mortgages receivable without giving effect to possible defaults or prepayments, are approximately as follows:

       Year Ending August 31,                                       Amount
       ----------------------                                       ------
                 2000                                            $  258,700
                 2001                                               136,900
                 2002                                               350,500
                 2003                                               103,200
                 2004                                               278,000
                                                                 ----------
              Sub-total                                           1,127,300
              Adjustment for reduction to market interest rates     (24,755)
                                                                 ----------
                                                                 $1,102,545
                                                                 ==========

NOTE 3 - INVESTMENTS IN EQUITY SECURITIES

Cost and fair value of equity securities, included in the Company's trading portfolio at August 31, 1999 are as follows:

Equity Securities:
  Cost                                                           $    6,231
  Gross unrealized gains                                             36,672
                                                                 ----------
  Fair value                                                     $   42,903
                                                                 ==========

NOTE 4 - LAND AND HOME INVENTORY

Improved land and land under improvement
  available for homesite sales                                   $3,002,366
Improved land available for town homes                               80,449
Model home under construction                                       121,473
                                                                 ----------
                                                                 $3,204,288
                                                                 ==========

NOTE 5 - PROPERTY AND EQUIPMENT

  Furniture and equipment                                        $   36,598
  Sales office                                                      141,208
                                                                 ----------
                                                                    177,806
  Less:  Accumulated depreciation                                    48,885
                                                                 ----------
                                                                 $  128,921
                                                                 ==========

NOTE 6 - NOTES PAYABLE

Purchase money mortgage given in connection with the
purchase of a small tract of land adjacent to Yavapai,
due in annual payments of $2,178, with interest on
the unpaid balance at 7% per annum.                              $    8,712

Note payable on a revolving line of credit of
$1,200,000 for land development payable at maturity
on December 31, 1999, with interest on the unpaid
balance payable monthly at prime plus 0.5%.                         930,466
                                                                 ----------
                                                                 $  939,178
                                                                 ==========

All of the interest expense incurred on these obligations in 1999 and 1998 was capitalized. Notes payable of the Company mature in fiscal years as follows:
2000: $932,644; 2001-2003: $2,178 each year.

On November 30, 1999, the Company entered into a development loan agreement for a $1,000,000 line of credit with a new lender due in payments of $40,000 for each lot sold for cash and the remaining outstanding principal payable on June 1, 2002 with interest on the unpaid balance due monthly at prime plus 1%. Approximately $632,000 was drawn against the new credit line on December 7, 1999 to pay off the balance of the existing line.

NOTE 7 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, mortgages receivable, accrued interest and other receivables, investments in equity securities and notes payable. The fair value of all of these approximate their carrying amounts due to the following reasons: cash and equivalents - the nature of the item; equity securities - the reporting is at fair value; mortgages receivable - the carrying value has been adjusted to fair value for below-market interest rates; notes payable - approximate fair value as they bear a market interest rate; other - approximate fair value due to a relatively short maturity.

NOTE 8 - INCOME TAXES

The income tax provision (benefit) for the years ended August 31, 1999 and 1998 consists of the following:

                                                           1999         1998
                                                           ----         ----
Currently payable (refundable):
 Federal                                                 $(13,550)     $14,000
 States                                                    (1,050)       6,100
                                                         --------      -------
Total currently payable (refundable)                      (14,600)      20,100
                                                         --------      -------

Deferred:
 Federal                                                    2,300          800
 States                                                       500          200
                                                         --------      -------
Total deferred                                              2,800        1,000
                                                         --------      -------
Total income tax provision (benefit)                     $(11,800)     $21,100
                                                         ========      =======

The effective income tax rate for these years differs from the statutory federal income tax rate as follows:

                                                    1999                1998
                                                    ----                ----
Income (loss) before income tax (benefit)        $(638,144)           $102,203
                                                 =========            ========
Federal tax (benefit) at statutory rate          $(217,000)           $ 34,700
Decrease (increase) in tax (benefit) due to:
   Interest income not taxable                      (6,300)             (6,400)
   State taxes, net of federal benefit                (300)             (2,100)
   Net operating loss carryover                    186,400                -
   Statutory and lower bracket rate difference
    on operating loss carryback                     11,700                -
   Other, net                                       13,700              (5,100)
                                                 ---------            --------
                                                 $ (11,800)           $ 21,100
                                                 =========            ========

The income tax effect arising primarily from the differences between the bases of equity securities for financial and tax reporting resulted in increases in deferred tax expense for the years ended August 31, 1999 and 1998 of $2,800 and $1,000, respectively. At August 31, 1999, equity securities result in a deferred tax liability of $13,750.

At August 31, 1999 the balance of the net operating loss from the current year of approximately $548,400 is available for carryforward to future years. The loss carryforward expires in 2019. This item results in a gross deferred tax asset of $186,400, which is fully offset by a deferred tax valuation allowance. At August 31, 1998, there were no deferred tax assets or related valuation allowances.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

(A)    Minimum Operating Lease Commitments:

Certain of the property used in the Company's business is leased. Rental expenses charged to operations for the years ended August 31, 1999 and 1998 amounted to $52,434 and $47,753, respectively.

Approximate minimum rental commitments for real and personal property under non-cancelable leases total $31,129 at August 31, 1999 and are payable in future fiscal years as follows: 2000: $14,544; 2001: $9,477; 2002: $7,108.

(B)    Employment Agreements:

The Company's co-founders and largest stockholders continue to serve as its two principal officers. Employment agreements between the Company and these two individuals provide for an annual salary to each of $200,000. The agreements expire June 1, 2001. Death benefit provisions aggregating $2,200,000 for each officer are payable over fifteen years at the rate of $200,000 for the first seven years following death and $100,000 for the succeeding eight years.

(C)    Management Agreement:

The Company's on-site operations are managed by a related party pursuant to a consulting contract. The agreement presently provides for an annual fee of $62,000 plus reimbursement of reasonable expenses. The agreement expires June 30, 2000 and is automatically renewable for annual periods thereafter unless sixty days' prior written notice of non-renewal is given by either party.

In the event of a sale of all or a portion of the property, the balance of the management fee for the contract year is payable, together with an additional fee of $100,000 in the event all remaining property is sold, or a proportion thereof based on the acreage sold if less than all is sold. This latter fee is payable even if the sale is made subsequent to termination of the consulting contract if the consultant showed the property to the buyer. (See Note 10).

NOTE 10 - RELATED PARTY TRANSACTIONS

(A)    Management Agreement:

The Company's consulting agreement for management services is with a company controlled by the son of one of the Company's founders/executive officers. The related fee aggregated $62,000 in 1999 and $52,000 in 1998.

(B)    Directors' Fees:

Each of the Company's six directors, including its two executive officers, are paid annual director's fees of $1,500. Directors' fees aggregated $9,000 in each of fiscal 1999 and 1998.

NOTE 11 - ADDITIONAL CASH FLOW INFORMATION

                                                    1999               1998
                                                    ----                ----
 Interest paid during the year                    $81,873             $38,556
                                                  =======             =======
 Income taxes paid during the year                $33,107             $ 5,107
                                                  =======             =======

                        YAVAPAI HILLS, INC. AND SUBSIDIARIES
                             CONSOLIDATED BALANCE SHEET
                                 FEBRUARY 29, 2000
                                    (UNAUDITED)

                                      ASSETS
                                      ------


Cash and cash equivalents                                        $  894,161
Mortgages receivable, net                                         1,148,973
Accrued interest and other receivables                               18,894
Investments in equity securities                                      2,937
Income tax refunds receivable                                        19,207
Land and home inventory                                           2,792,481
Land held for investment                                            972,866
Property and equipment, net                                         125,662
Refundable utility deposits and other assets                        252,287
                                                                 ----------

TOTAL ASSETS                                                     $6,227,468
                                                                 ==========


                        LIABILITIES AND SHAREHOLDERS' EQUITY
                        ------------------------------------

LIABILITIES:
 Notes payable                                                   $  441,140
 Accounts payable and accrued expenses                              131,971
 Deferred income taxes                                                   50
 Escrow deposits payable                                              8,966
                                                                 ----------

TOTAL LIABILITIES                                                   582,127
                                                                 ----------
COMMITMENTS AND CONTINGENCIES                                          -

SHAREHOLDERS' EQUITY:
 Common stock, $1 par value; 850,000 shares
   authorized, 734,128 shares issued                                734,128
 Additional paid-in capital                                       5,267,079
 Accumulated deficit                                               (213,636)
 Treasury stock, at cost: 47,410 shares                            (142,230)
                                                                 ----------

 TOTAL SHAREHOLDERS' EQUITY                                       5,645,341
                                                                 ----------

 TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                      $6,227,468
                                                                 ==========


                  See Notes to Consolidated Financial Statements.
                                        F-11

                        YAVAPAI HILLS, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF OPERATIONS
          FOR THE SIX MONTHS ENDED FEBRUARY 29, 2000 AND FEBRUARY 28, 1999
                                    (UNAUDITED)

                                                    2000               1999
                                                    ----               ----
REVENUES:
 Sales of home-sites                             $1,019,606         $ 432,984
 Interest income, mortgages                          48,841            52,817
 Interest income, temporary investments              12,987            21,684
 Dividend and other income                            1,082            13,288
                                                 ----------         ---------

TOTAL REVENUES                                    1,082,516           520,773
                                                 ----------         ---------
COSTS AND EXPENSES:
 Cost of sales, home-sites                          513,551           225,161
 Advertising and selling expenses                   127,117            60,842
 Officers' salaries                                 200,000           200,000
 General and administrative expenses                292,095           296,418
 Interest expense, net of capitalized interest
   of $32,397 in 2000 and $43,139 in 1999               606                75
 Provision for (reduction in) allowance for
  foreclosure losses on mortgage defaults            18,003            (1,409)
                                                 ----------         ---------

TOTAL COSTS AND EXPENSES                          1,151,372           781,087
                                                 ----------         ---------

LOSS BEFORE INCOME TAXES                            (68,856)         (260,314)
                                                 ----------         ---------
INCOME TAX PROVISION (BENEFIT):
 Current                                               -              (14,600)
 Deferred                                           (13,700)            3,400
                                                 ----------         ---------

TOTAL INCOME TAX PROVISION (BENEFIT)                (13,700)          (11,200)
                                                 ----------         ---------
NET LOSS                                         $  (55,156)        $(249,114)
                                                 ==========         =========

LOSS PER SHARE                                   $     (.08)        $    (.36)
                                                 ==========         =========

Number of weighted average common
 shares outstanding during the period               686,718           686,718
                                                 ==========         =========


                  See Notes to Consolidated Financial Statements.
                                        F-12

                        YAVAPAI HILLS, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF CASH FLOWS
          FOR THE SIX MONTHS ENDED FEBRUARY 29, 2000 AND FEBRUARY 28, 1999
                                    (UNAUDITED)

                                                     2000           1999
                                                     ----           ----
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                          $ (55,156)     $(249,114)
                                                  ---------      ---------
Adjustments to reconcile net loss to net cash
 provided (used) by operating activities:
  Depreciation                                        3,897          3,672
  Deferred income taxes                             (13,700)         3,400
  Decrease (increase) in mortgages receivable       (68,975)        62,090
  Decrease (increase) in accrued interest and
   other receivables                                 (3,262)         8,738
  Decrease (increase) in equity securities           39,966         (8,738)
  Decrease in income tax refunds receivable          19,057          4,507
  Decrease in land inventory                        411,807        158,374
  Decrease in refundable utility deposits
   and other assets                                  38,933         42,906
  Decrease in accounts payable and accrued
   expenses                                         (41,538)      (246,030)
                                                  ---------      ---------

TOTAL ADJUSTMENTS                                   386,185         28,919
                                                  ---------      ---------

NET CASH PROVIDED (USED) BY OPERATING
 ACTIVITIES                                         331,029       (220,195)
                                                  ---------      ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
Increase in land held for investment                 (1,352)        (5,268)
Increase in property and equipment                     (638)          -
                                                  ---------      ---------

NET CASH USED BY INVESTING ACTIVITIES                (1,990)        (5,268)
                                                  ---------      ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds of notes payable                           632,428           -
Repayments of notes payable                      (1,130,466)      (304,048)
                                                  ---------      ---------

NET CASH USED BY FINANCING ACTIVITIES              (498,038)      (304,048)
                                                  ---------      ---------

NET DECREASE IN CASH AND CASH EQUIVALENTS          (168,999)      (529,511)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD    1,063,160      1,520,957
                                                  ---------      ---------
CASH AND CASH EQUIVALENTS, END OF PERIOD          $ 894,161      $ 991,446
                                                  =========      =========

ADDITIONAL CASH FLOW INFORMATION:
 Interest paid during the period                  $  33,003      $  43,214
                                                  =========      =========
 Income taxes paid during the period              $    -         $   1,222
                                                  =========      =========

                  See Notes to Consolidated Financial Statements.
                                        F-13

                        YAVAPAI HILLS, INC. AND SUBSIDIARIES
                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                FEBRUARY 29, 2000 AND FEBRUARY 28, 1999 (UNAUDITED)


(1) The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions in Item 310(b) of Regulation S-B. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been made. Operating results for the six-month period ended February 29, 2000 are not necessarily indicative of the results that may be expected for the year ending August 31, 2000. For further information, refer to the annual consolidated financial statements preceding these interim financial statements.

(2) Loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding. The Company has no other classes of capital stock and no stock purchase warrants or options issued or outstanding.

(3) The Company has no components of comprehensive income (loss) other than net income (loss).

(4) On November 30, 1999, the Company entered into a development loan agreement for a $1,000,000 line of credit with a new lender due in payments of $40,000 for each lot sold for cash and the remaining outstanding principal payable on June 1, 2002 with interest on the unpaid balance due monthly at prime plus 1%. Approximately $632,000 was drawn against the new credit line on December 7, 1999 to pay off the balance of the existing line.

(5) In June 2000 the management agreement was renewed through June 30, 2001.

(6) On or before July 13, 2000, the Company intends to file with the U. S. Securities and Exchange Commission, Form 10-SB, General Form for Registration of Securities of Small Business Issuers under Section 12(g) of The Securities Exchange Act of 1934. This filing, which by law becomes effective sixty days after it is filed, will subject the Company to the periodic reporting required by that Act. In addition, at such time as the Company clears Commission comments applicable to such filing, if any, the Company will be eligible to apply to have market quotations of its common stock to again be listed on the NASD OTC Bulletin Board. NASD OTC regulations applicable to non-reporting public companies required the removal of the Company's common stock from the Bulletin Board listings in June 2000.

                                    PART III

ITEM 1.           INDEX TO EXHIBITS.

                  2.       (a)      Certificate of Incorporation, dated
                                    September 25, 1973, filed herewith.

                           (b)      Certificate of Amendment of Certificate
                                    of Incorporation before Payment of Capital, dated November 2, 1973, filed herewith.

                           (c) Certificate of Correction filed to correct a Certain Error in the Certificate of Incorporation before Payment of Capital filed, dated July 17, 1980, filed herewith.

                           (d) Certificate of Amendment of the Certificate of Incorporation, dated July 29,1980, filed herewith.

                           (e) Certificate of Amendment of the Certificate of Incorporation, dated February 4, 1991, filed herewith.

                           (f)      By-Laws, filed herewith.

                  3.       (a)      Development Loan Agreement dated
                                    November 30, 1999 between the Company and
                                    County Bank, filed herewith.

                           (b) Promissory Note dated November 30, 1999 payable to County Bank by the Company, filed herewith.

                  6.       (a)      Agreement dated as of January 1, 1994
                                    between the Company and Aaron W. Weingarten, filed herewith.

                           (b)      Agreement dated as of August 1, 1996
                                    between the Company and Aaron W. Weingarten amending the Agreement dated January 1, 1994 between the Company and Aaron W. Weingarten, filed herewith.

                           (c) Agreement dated as of January 1, 1994 between the Company and Michael J. Klein, filed herewith.

                           (d) Agreement dated as of August 1, 1996 between the Company and Michael J. Klein amending the Agreement dated January 1, 1994 between the Company and Michael J. Klein, filed herewith.

                 27.                Financial Data Schedule

                                   SIGNATURES

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   YAVAPAI HILLS, INC.
                                        (Registrant)

Date: July 12, 2000                By: /s/ Aaron W. Weingarten
                                      -------------------------------------
                                       Aaron W. Weingarten
                                       Chairman and Chief
                                         Executive Officer